Exhibit 99.100

CONSENT OF QUALIFIED PERSON

April 14, 2016

FILED BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Dear Sirs / Mesdames:

Re	Technical Report Entitled “Technical Report on the Rook I Property, Saskatchewan, Canada”, dated April 13, 2016

The undersigned is responsible for preparing the technical report entitled “Technical Report on the Rook I Property, Saskatchewan, Canada” dated April 13, 2016 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report by NexGen Energy Ltd. (“NexGen”) and to the use of extracts from, or a summary of, the Technical Report in the news release of NexGen dated March 3, 2016 and NexGen’s annual information form dated April 13, 2016 (the “Disclosure”).

The undersigned hereby confirms that he has read the Disclosure and that it fairly and accurately represents the information in the Technical Report and that the Technical Report supports the Disclosure.

Sincerely,

(Signed) “David A. Ross”

David A. Ross, M.Sc., P.Geo.

Director of Resource Estimation and Principal Geologist

Roscoe Postle Associates Inc.

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907	www.rpacan.com